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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
Solicitation/Recommendation Statement under Section 14(d)(4)
Of the Securities Exchange Act of 1934

Matrix Pharmaceutical, Inc.
(Name of Subject Company)

Matrix Pharmaceutical, Inc.
(Name of Persons Filing Statement)

Common Stock, $0.001 Par Value
(Title of Class of Securities)

576844104
(CUSIP Number of Class of Securities)

Michael D. Casey
Chairman, President and Chief Executive Officer
347000 Campus Drive
Fremont, California 94555
(510) 742-9900
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With Copies to:

Thomas E. Sparks, Esq
Pillsbury Winthrop LLP
50 Fremont Street
San Francisco, California 94105
(415) 983-1000

[X]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Contact:	Jeff Cooper 510-494-7752 Vice President, Finance
David Pritchard 510-494-7727 Senior Vice President and CFO

FOR IMMEDIATE RELEASE

Chiron Corporation to Acquire Matrix Pharmaceutical

FREMONT, CA—January 7, 2002—Matrix Pharmaceutical, Inc. (Nasdaq: MATX) today announced that it has entered into a definitive agreement with Chiron Corporation (Nasdaq: CHIR) for the acquisition by Chiron of all outstanding shares of Matrix for $61 million or $2.21 per share. While the closing price of Matrix's shares on Friday was $2.59 per share, the tender offer price is 50% above the average stock price of the last month, and over 100% of the average stock price of the last three months.

"We believe this transaction represents a real benefit to Matrix shareholders. The price is a significant premium to our stock price over the last month, and the all cash offer is attractive," said Michael D. Casey, Chairman, President and CEO at Matrix. "Our Board has unanimously concluded that this transaction is in the best interests of Matrix's stockholders."

"Matrix's tezacitabine program, in particular, will be an exciting addition to our existing portfolio of cancer therapeutics," said Craig A. Wheeler, President of Chiron Biopharmaceuticals, a division of Chiron Corporation. "This acquisition represents an important first step towards expanding our portfolio of cancer therapeutics."

Matrix has been developing tezacitabine (FMdC), a next generation nucleoside analogue to treat cancer. Nucleoside analogues are a class of drugs that affect DNA synthesis. Matrix has completed several Phase I studies with tezacitabine in patients with solid tumor cancers, including esophogeal, biliary, lung and colorectal. Various doses and treatment regimens were evaluated. The side effect profile for tezacitabine is consistent with that of other nucleoside analogues, with fevers and clinically manageable reductions in white blood cell counts being the most commonly reported side effects.

Under terms of the agreement, a wholly owned subsidiary of Chiron will make an all-cash tender offer within six business days, and the tender offer will be effective for at least 20 business days from the commencement of such offer. The transaction is anticipated to close in the first quarter of this year, and is subject to customary closing conditions, including the valid tender of at least a majority of the outstanding Matrix shares (on a fully diluted basis), antitrust clearance, and no material adverse changes affecting Matrix or its tezacitabine program. Banc of America Securities LLC acted as financial advisor to Matrix and provided a fairness opinion to Matrix's board of directors in connection with this transaction.

About Matrix

Matrix Pharmaceutical, Inc. is headquartered in Fremont, California. The Company develops novel local and systemic cancer treatments that may improve or extend the lives of people living with cancer. In the field of systemic cancer treatment, Matrix is developing tezacitabine (FMdC), a next-generation nucleoside analogue for the treatment of solid tumors and hematologic malignancies. Matrix has also conducted studies of IntraDose, a novel drug system designed to provide local control of solid tumors through direct injection while reducing the systemic side effects associated with intravenous chemotherapy.

This news release contains forward-looking statements that involve risks and uncertainties. A full discussion of the company's operations and financial condition, including factors that may affect its business and future prospects, is contained in documents that the company files with the SEC, such as Form 10-Q and 10-K. These documents identify important factors that could cause the company's actual performance to differ from current expectations, including the outcome of clinical trials, regulatory review, manufacturing capabilities and marketing effectiveness.

Matrix stockholders are advised to read the tender offer statement regarding the acquisition of Matrix referenced in this news release, which will be filed by Chiron and Manon Acquisition Corp. with the SEC, and the related solicitation/recommendation statement, which will be filed by Matrix with the SEC. The tender offer statement (including an offer to purchase, letter of transmittal and related tender offer documents) and the solicitation/recommendation statement will contain important information which should be read carefully before any decision is made with respect to this offer. These documents will be made available to all stockholders of Matrix at no expense to them. These documents also will be available at no charge at the SEC's Web site, www.sec.gov. This presentation is neither an offer to purchase nor a solicitation of an offer to sell securities of Matrix. The tender offer will be made solely by an offer to purchase and related letter of transmittal to be disseminated upon the commencement of the tender offer.

Matrix press releases are available at the Matrix web site http://www.matx.com.

[Matrix Pharmaceutical, Inc. Letterhead]

January 7, 2002

Dear Matrix Employees:

It is my sincere hope that your employment with Matrix, although occasioned with disappointing news, has been a rewarding experience on both a professional and personal level. I know that it has been for me and of our entire senior management staff. Your loyalty to Matrix through the years, and most importantly, your individual contributions, are recognized and appreciated. We have also enjoyed working together as a team.

You are receiving this letter because we have some important news to share with you. Chiron Corporation has tendered an offer to acquire Matrix Pharmaceuticals. We recognize the proposed sale of the company to Chiron will cause change and disruption. However, it is important that you know that Chiron intends to focus its future efforts on tezacitabine. This does mean, however, that most Matrix operations in other areas will be eliminated or scaled back and rolled into existing Chiron operations. We also have the concurrence of Chiron to continue to work aggressively toward the sale of the contract services business in San Diego as a going concern.

Chiron is a leading biotech company and is interested in keeping employees whose functions are critical to the successful development of tezacitabine. Chiron has open positions in many other areas and plans to encourage Matrix employees to apply.

Importantly, over the next several weeks there will be confirmatory due diligence work between the two companies and simultaneously there will be a tender for the stock of the company and completion of government agency filings. While there is a lot to do, we are hoping that with successful completion of these tasks that this transaction will close either by the latter part of February at the earliest or by the end of the first quarter at the latest.

I know it is important that you understand how this might affect you and what assurances we can give you in this uncertain time. We very much hope that all Matrix employees will stay until the close of the transaction and beyond, if requested by Chiron. There are several incentives in place to support you. Here is what I can tell you:

  •
  Fremont employees remain eligible for the retention bonuses equal to the dollar amount given in your individual letters of October 26, 2001 under the conditions described in the letters. If the transaction closes prior to March 29, 2001 and you are an active employee on that date, you will still receive your full retention bonus. In addition, I can confirm that Fremont based employees will be eligible for separation compensation calculated according to the program guidelines used for the 2001 layoffs in Fremont based on your salary as of December 31, 2001. You will receive a separate letter detailing the amount of compensation and conditions associated with eligibility to receive these amounts. Employees who are critical to tezacitabine development and who are offered positions with Chiron will be eligible for retention but not separation compensation. Chiron intends, however, to build appropriate incentives into their employment offers.

  •
  San Diego employees remain eligible for the compensation outlined in their individual letters of October 31, 2001 under the conditions described in the letters.

  •
  We will proceed with a merit review process for February. While your base salary may increase effective February 1, it will not carry through to retention and/or separation arrangements unless we meet certain agreed upon financial objectives at the time of close. We will communicate more on this issue in the coming days.

During this interim time, I would like to solicit your support to the successful completion of the transaction in the following ways:

  •
  In order for us to satisfy shareholder obligations, I encourage you to continue your dedication to your jobs during this transition period.

  •
  If requested by Matrix to meet with a Chiron representative, please make yourself available in as timely a fashion as you can. These meetings are important to Matrix and Chiron to ensure completion of the due diligence and planning efforts to support the successful development of our compounds. If you have any questions about whether or not any particular subject matter that arises in your discussions with Chiron representatives is appropriate or not, please discuss your concerns with your manager. Any issues that need further review should be brought to the attention of either Jeff Cooper or Gina O'Kennon.

  •
  For employees that Chiron needs or wants to retain, I believe the offers will be worth your serious consideration. Particularly those of you on the tezacitabine team will want to see this important program progress with your help. Feel free to ask questions of the functional managers from Chiron that you talk with and direct questions to our Human Resources team for details on the offers and how your actions in accepting or rejecting any offer could affect your eligibility for separation compensation.

  •
  For those of you that are asked to work for a transition period of a number of weeks beyond the close of the transaction, the Matrix management team strongly endorses your continued dedication to ensuring that transition tasks are completed.

Although you may not be going forward with the work of Matrix, we appreciate the hard work and dedication you have brought to your jobs. Please do your part in conducting business as usual to the extent possible until the close of the transaction. You have our commitment that the compensation program planned for you will occur as provided for.

Do not hesitate to address questions to your manager, any member of the senior management team, or me.

Thank You

/s/ MICHAEL D. CASEY Michael D. Casey

Matrix stockholders are advised to read the tender offer statement regarding the acquisition of Matrix referenced in this news release, which will be filed by Chiron and Manon Acquisition Corp. with the SEC, and the related solicitation/recommendation statement, which will be filed by Matrix with the SEC. The tender offer statement (including an offer to purchase, letter of transmittal and related tender offer documents) and the solicitation/recommendation statement will contain important information which should be read carefully before any decision is made with respect to this offer. These documents will be made available to all stockholders of Matrix at no expense to them. These documents also will be available at no charge at the SEC's Web site, www.sec.gov. This presentation is neither an offer to purchase nor a solicitation of an offer to sell securities of Matrix. The tender offer will be made solely by an offer to purchase and related letter of transmittal to be disseminated upon the commencement of the tender offer.

Q&A Prepared for Matrix Managers for Their
Discussion with Matrix Employees

#1

Q:
Why is Chiron acquiring Matrix?

A:
The acquisition provides Chiron access to tezacitabine, which has shown potential in a number of solid tumor cancers. Tezacitabine, and the intellectual property associated with it, is the primary interest Chiron has in Matrix's business.

#2

Q:
How will my job at Matrix be impacted by the acquisition?

A:
The acquisition is focused on protecting the value in tezacitabine that Matrix has created. Chiron may transfer the positions of a small number of employees to Emeryville whose functions are important to furthering the progress of the tezacitabine program. Beginning the afternoon of Jan. 9th, Chiron managers will be meeting with Matrix management to discuss the various parts of Matrix's organization that relate to tezacitabine and what people and functions Chiron needs to retain for successful development of tezacitabine. These meetings will also focus on transition activities pre/post close of the transaction

#3

Q:
What will happen to my job if it is not part of the tezacitabine program that Chiron will need employees for?

A:
Since Chiron plans to close Matrix's facilities on or shortly after the close of the transaction, most employees will be laid off at that time. Certain employees will be asked to work on transition issues to facilitate the acquisition. It is expected that this transition period will last 30-60 days after the close of the transaction.

#4

Q:
When will I know if I'm going to be laid off, asked to help with the transition or offered a job at Chiron?

A:
We expect to let most employees know of their status by January 21st. Due to the nature of the transaction and the expectation that we will not be continuing other aspects of Matrix's business, most employees will be laid off. We recognize, however, that there are many well-trained and capable employees at Matrix. Thus we want to encourage Matrix employees who are not offered a position with Chiron on the tezacitabine program to apply for any openings currently available at Chiron sites in Emeryville, Seattle, WA or Annandale, NJ. Matrix's Human Resources Dept. will have copies of our current open position listings and you can access our Careers @ Chiron website from our home page (www.chiron.com).

#5

Q:
Will I be offered retention or separation pay?

A:
Yes, although the specifics will vary by based on the pre-existing retention/separation letters provided to Matrix employees. Mike Casey's letter of Jan. 7th to Matrix employees outlines the general guidelines for Fremont and San Diego.

#6

Q:
What happens to my stock options?

A:
The agreement between Matrix and Chiron provides that all optionees holding Matrix stock options, issued and outstanding on the effective date of the transaction, in full satisfaction of each such option, will receive a payment in cash in an amount equal to the product of (A) the excess, if any, of the Offer Price over the exercise price per share thereof and (B) the number of shares of Matrix Common Stock subject to such Matrix stock option. Any Matrix stock options for which the exercise price exceeds the Offer Price will be cancelled.

#7

Q:
What happens to my salary and benefits as a result of this Agreement between Matrix and Chiron?

A:
Matrix will continue to provide salary and benefits under its existing plans until the close of the transaction. After the close of the transaction, if you remain employed during a transition period, your salary and benefits will continue as they were with Matrix. If you are offered and accept an ongoing position with Chiron, your compensation and benefits will move to Chiron's programs after the close of the transaction. Detailed communications regarding what will happen to your Matrix benefit plans post-close will be provided to all employees in the coming weeks.

#8

Q:
When will the deal be complete?

A:
We expect the transaction to close in the first quarter of 2002.

#9

Q:
If my position is determined to be critical to the progress of the tezacitabine program and I am told that my job will transition to Emeryville, but I choose not to work at Chiron, will I receive separation pay?

A:
No, in most circumstances. The value in the acquisition of Matrix is based on continued work on tezacitabine. In order for that value to be realized, Chiron needs the expertise of those most closely associated with tezacitabine's future success. Chiron will ensure the compensation package provided to these Matrix employees is very competitive and includes the value of the separation pay they would have received had they been laid off.

#10

Q:
If I apply for a position with Chiron (and Chiron does not tell me my function and job are transferring to Emeryville) and I accept an offer of employment to begin after the close of the deal, will I lose my separation pay?

A:
No, as long as you sign the General Release of Claims that is part of the separation package.

#11

Q:
Will Chiron provide special consideration to Matrix employees who want to apply for positions at Chiron?

A:
We plan to establish special processes to assist Matrix employees who are interested in applying for positions at Chiron. Chiron Human Resources and hiring managers will host recruiting meetings at the Fremont location to discuss Chiron scientific and HR programs focused on helping Matrix employees decide if there are opportunities of interest at any of our facilities. Further details will be provided over the next two weeks. Because Chiron and Matrix have agreed to continue to work toward the sale of the San Diego facility as a going concern no special recruitment events are planned at present.

#12

Q:
Will we be receiving bonuses for 2001?

A:
As Matrix management has already communicated to employees, the company's results for 2001 do not warrant payment of bonuses.

#13

Q:
What if I resign before the close of the deal?

A:
If you resign or are terminated for cause prior to the close of the deal, you will forfeit any separation and/or retention pay and your benefits will be treated according to Matrix's policies for such actions.

#14

Q:
What if I am asked to work through a specific transition date and choose not to do so?

A:
You will forfeit any separation compensation. In the case of Fremont employees, your retention bonus will be paid if you work at least through March 29, 2002 or the transaction date, whichever is earlier.

Matrix stockholders are advised to read the tender offer statement regarding the acquisition of Matrix referenced in this news release, which will be filed by Chiron and Manon Acquisition Corp. with the SEC, and the related solicitation/recommendation statement, which will be filed by Matrix with the SEC. The tender offer statement (including an offer to purchase, letter of transmittal and related tender offer documents) and the solicitation/recommendation statement will contain important information which should be read carefully before any decision is made with respect to this offer. These documents will be made available to all stockholders of Matrix at no expense to them. These documents also will be available at no charge at the SEC's Web site, www.sec.gov. This presentation is neither an offer to purchase nor a solicitation of an offer to sell securities of Matrix. The tender offer will be made solely by an offer to purchase and related letter of transmittal to be disseminated upon the commencement of the tender offer.

SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 7, 2002	/s/ MICHAEL D. CASEY Chairman, President and Chief Executive Officer

QuickLinks

Chiron Corporation to Acquire Matrix Pharmaceutical
[Matrix Pharmaceutical, Inc. Letterhead]
Q&A Prepared for Matrix Managers for Their Discussion with Matrix Employees
SIGNATURE